1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

June 7, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Mail Stop 4561

Attn:	Evan S. Jacobson
Mark P. Shuman

Re:	MicroStrategy Incorporated
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 24, 2010
File No. 000-24435

Gentlemen:

On behalf of MicroStrategy Incorporated (“MicroStrategy” or the “Company”), I am responding to the comments contained in the staff’s letter dated May 21, 2010 (the “Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter.

Item 10. Directors, Executive Officers, and Corporate Governance, page 54 (Incorporated by Reference From Proxy Statement Filed April 16, 2010)

Proposal 1: Election of Directors

Nominees, page 6

Comment:

1.	Future filings should include a more detailed description of the specific experience, qualifications, attributes or skills that led to the conclusion that the each nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. See Item 401(e) of Regulation S-K.

Response:

In future filings, the Company will include a more detailed description of the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as the Company’s director at the time that the disclosure is made, in light of the Company’s business and structure.

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

Corporate Governance and the Board of Directors and Its Committees

Oversight of Risk, page 11

Comment:

2.	We note that your disclosure does not appear to address whether your compensation policies relate to risk-taking incentives. See Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company concluded that it was not required pursuant to Item 402(s) of Regulation S-K to discuss its compensation policies and practices as they relate to risk management practices and risk-taking incentives in the Form 10-K or the Proxy Statement filed April 16, 2009 (the “Proxy Statement”) because the Company determined that its compensation policies and practices did not pose risks that were reasonably likely to have a material adverse effect on the Company (“Material Risks”). In reaching this determination, the Company considered various factors, which help to guard against excessive risk-taking, including the following:

•	the overall mix of compensation, including annual base salaries that provide a degree of financial stability;

•

various features in certain of the Company’s variable compensation arrangements, including (i) the retention of negative discretion by the award administrator of variable compensation plans for a certain period after the award grant date, which allows the applicable administrator to reduce total bonus amounts payable if the administrator determines that a bonus amount would be inappropriate due to the performance of the Company or the award recipient after the award grant date, (ii) recoupment provisions in cash bonus plans based on operating income, commission, and certain other performance metrics, which allow the Company to reduce or recoup bonus amounts, in whole or in part, in the event the award administrator determines that the award recipient has engaged in fraud or misconduct, (iii) generally linear payouts with no payout cliffs at particular earnings levels for cash bonus plans based on earnings per share, operating income, commission, and certain other performance metrics, and (iv) caps in the Company’s Performance Incentive Plan and cash bonus plan based on earnings per share;

•	the Company’s policies and procedures, including policies and procedures that generally prohibit sales employees from signing revenue-generating contracts on behalf of the Company;

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

•	the low number of MicroStrategy stock options held by employees other than Mr. Saylor (the Company’s Chairman of the Board, President and CEO) relative to MicroStrategy’s outstanding equity; and

•

Mr. Saylor’s interests in the long-term performance of the Company as a significant MicroStrategy equity stakeholder (Mr. Saylor is the beneficial owner of approximately 23% of the Company’s equity interests).

The process used by the Company in making the determination that its compensation policies and practices did not pose Material Risks is summarized below. In connection with a meeting of the Company’s Board of Directors in January of 2010, the Company’s management briefed the Board on the new disclosure requirements that became effective in December of 2009, including Item 402(s) of Regulation S-K, and provided the Board with a written summary of such requirements. Then, in March and April of 2010, the Company’s management again provided to the members of the Company’s Compensation Committee a summary of Item 402(s) of Regulation S-K in connection with the Committee’s consideration of compensation matters. In addition, as part of the preparation process for the Proxy Statement, the Company’s management conducted a detailed review specifically to determine whether any disclosure would be required pursuant to Item 402(s) of Regulation S-K. Based on this review and evaluation process, management determined that the Company’s compensation policies and practices did not pose Material Risks and, accordingly, no disclosure pursuant to Item 402(s) of Regulation S-K was required. Management provided a detailed report summarizing its findings and analysis to the Compensation Committee and then to the Board of Directors for their review and consideration prior to the filing of the Proxy Statement by the Company.

Item 11. Executive Compensation, page 54 (Incorporated by Reference From Proxy Statement Filed April 16, 2010)

Elements Used to Achieve Compensation Objectives

Cash Bonuses, page 17

Comment:

3.	Explain how core operating income is calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K. To the extent applicable, similar disclosure should be included in future filings.

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

Response:

Core operating income is defined as income from continuing operations before financing and other income and income taxes for MicroStrategy’s core business intelligence business (i.e., MicroStrategy’s business intelligence software and services business unit) (“Core Operating Income”). Core Operating Income is calculated by subtracting (i) the income from continuing operations before financing and other income and income taxes for MicroStrategy’s business unit(s) other than MicroStrategy’s business intelligence software and services business unit for the applicable period (“Non-Core Operating Income”) from (ii) the Company’s consolidated income from continuing operations before financing and other income and income taxes for such period (“Consolidated Operating Income”). In other words, Core Operating Income equals Consolidated Operating Income – Non-Core Operating Income.

Consolidated Operating Income for fiscal year 2009 is set forth in the table entitled “Consolidated Statements of Operations” contained in Item 15 of the Form 10-K. The Core Operating Income, Non-Core Operating Income and Consolidated Operating Income for fiscal year 2009 are set forth in the first table in Item 7 of the Form 10-K. This latter table is set forth below for reference. Dollar amounts in the table are presented in thousands.

	Core BI Business	Angel.com	Consolidated
	Twelve Months Ended December 31, 2009	Twelve Months Ended December 31, 2009	Twelve Months Ended December 31, 2009
Revenues
Product licenses	$ 101,856	$ —	$ 101,856
Product support and other services	261,956	—	261,956
Angel.com services	—	13,976	13,976

Total revenues	363,812	13,976	377,788

Cost of Revenues
Product licenses	6,607	—	6,607
Product support and other services	54,625	—	54,625
Angel.com services	—	5,371	5,371

Total cost of revenues	61,232	5,371	66,603

Gross profit	302,580	8,605	311,185

Operating Expenses
Sales and marketing	123,690	4,782	128,472
Research and development	38,042	3,754	41,796
General and administrative	52,741	1,872	54,613

Total operating expenses	214,473	10,408	224,881

Income (loss) from continuing operations before financing and other income and income taxes	$ 88,107	$ (1,803)	$ 86,304

As indicated in the table shown above, in fiscal year 2009, Core Operating Income was $88,107,000. This figure was calculated by subtracting (i) the Non-Core Operating Income (i.e., operating income for Angel.com Incorporated, a non-core

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

business operated by the Company) for fiscal year 2009 from (ii) the Consolidated Operating Income for fiscal year 2009, as follows: $86,304,000 less ($1,803,000) equals $88,107,000.

To the extent applicable, the Company will include, in the executive compensation discussion of future filings, disclosure showing how Core Operating Income is calculated from the Company’s audited financial statements.

Determining Compensation

Cash Bonuses, page 22

Comment:

4.	Provide a more detailed discussion linking how the company’s quarterly operating income performance and annual increase in value of worldwide maintenance contracts resulted in the cash bonus awarded to Mr. Zolfaghari. To the extent applicable, similar disclosure should be included in future filings.

Response:

Mr. Zolfaghari was awarded a cash bonus in the amount of $545,233 pursuant to his bonus plan for 2009, which plan was disclosed as Exhibit 99.1 to the Form 8-K filed by the Company on May 1, 2009. As indicated on page 18 of the Proxy Statement, under Mr. Zolfaghari’s bonus plan for 2009, he was eligible to receive:

•	quarterly cash bonus awards determined by multiplying 0.50% by our Core Operating Income for each quarter in 2009 (the “Core Operating Income Bonuses”); and

•	an annual cash bonus award determined by multiplying 0.75% by the increase in the value of our maintenance contracts worldwide between the end of 2008 and the end of 2009 (the “Maintenance Bonus”).

As explained above, Core Operating Income is Consolidated Operating Income minus Non-Core Operating Income. The Company’s Core Operating Income, Non-Core Operating Income and Consolidated Operating Income for each fiscal quarter in 2009 were set forth in the press releases that MicroStrategy issued to announce its financial results for these quarters. Each of these press releases was filed as an exhibit to a Form 8-K. Such information for the first three fiscal quarters in 2009 was also disclosed in Item 2 of the Company’s Forms 10-Q with respect to those quarters. The Company’s Core Operating Income for each fiscal quarter in 2009 was calculated as follows:

Fiscal quarter ended March 31, 2009:	$12,866,000 - (-$1,000,000) =	$13,866,000
Fiscal quarter ended June 30, 2009:	$16,497,000 - (-$465,000) =	$16,962,000
Fiscal quarter ended September 30, 2009:	$30,385,000 - (-$160,000) =	$30,545,000
Fiscal quarter ended December 31, 2009:	$26,556,000 - (-$178,000) =	$26,734,000

Total Core Operating Income for fiscal year 2009		$88,107,000

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

Multiplying the Company’s Core Operating Income for each fiscal quarter in 2009 by 0.50% resulted in the following Core Operating Income Bonuses to Mr. Zolfaghari with respect to each fiscal quarter in 2009:

Fiscal quarter ended March 31, 2009:	$69,330
Fiscal quarter ended June 30, 2009:	$84,810
Fiscal quarter ended September 30, 2009:	$152,725
Fiscal quarter ended December 31, 2009:	$133,670

Total Core Operating Income Bonuses for fiscal year 2009	$440,535

Mr. Zolfaghari was paid Core Operating Income Bonuses for fiscal year 2009 in the total amount of $440,538. The three dollar discrepancy between the amount paid and the amount indicated above is due to rounding.

For purposes of determining the Maintenance Bonus for 2009, the increase in the value of the Company’s maintenance contracts worldwide between the end of 2008 and the end of 2009 was $13,959,307. This increase was determined by subtracting (i) the annualized value of all maintenance contracts in effect on December 31, 2008 (the “Beginning Value”) from (ii) the annualized value of all maintenance contracts in effect on December 31, 2009 (the “Ending Value”). The Beginning Value and Ending Value were calculated by annualizing the total amount owed under the applicable maintenance contracts using a constant foreign exchange rate. For example:

1.	If a new one-year maintenance contract was entered into on December 31, 2008 and was renewed for another year on December 31, 2009, the total amount owed under this contract would be included in both the Beginning Value and the Ending Value, using the same foreign exchange rate for calculating the Beginning Value and the Ending Value.

2.	If a new one-year maintenance contract was entered into on December 31, 2008, expired on December 30, 2009 and was not renewed, the total amount owed under this contract would be included in the Beginning Value, but no amount owed under this contract would be included in the Ending Value.

3.	If a new three-year maintenance contract was entered into on July 1, 2009 and the contract remained in effect on December 31, 2009, no amount owed under this contract would be included in the Beginning Value, but one third of the total amount owed under this contract would be included in the Ending Value.

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

Multiplying the increase (i.e., $13,959,307) in the value of the Company’s maintenance contracts worldwide between the end of 2008 and the end of 2009 by 0.75% resulted in a Maintenance Bonus to Mr. Zolfaghari in the amount of $104,695 with respect to fiscal year 2009.

As shown above, the total cash bonus awarded to Mr. Zolfaghari under his 2009 bonus plan was calculated as follows: $440,538 (the amount of his Core Operating Income Bonuses) plus $104,695 (the amount of his Maintenance Bonus) equals $545,233.

To the extent applicable, the Company will include, in the executive compensation discussion of future filings, disclosure showing how the Company’s quarterly Core Operating Income and annual increase in value of worldwide maintenance contracts resulted in the cash bonus awarded to Mr. Zolfaghari.

Angel.com Stock Options, page 23

Comment:

5.	Provide a more detailed discussion explaining the subjective factors Mr. Saylor considered and how they impacted the size of the Angel.com options grants to Messrs. Klein and Thede. To the extent applicable, similar disclosure should be included in future filings.

Response:

Mr. Saylor considered a number of subjective factors in determining the size of the Angel.com Incorporated (“Angel.com”) option awards to Messrs. Klein and Thede. Messrs. Klein and Thede are expected to oversee the legal and finance functions, respectively, of the Angel.com business. Mr. Saylor considered the size and mix of their overall compensation arrangements, the number of shares subject to the option awards granted to Messrs. Klein and Thede, individually and in the aggregate, relative to the number of shares subject to the option awards granted to the President of Angel.com, which constituted approximately 2% of Angel.com’s fully diluted equity interests, and the scope, complexity and degree of challenge associated with their oversight of the legal and finance functions of the Angel.com business.

To the extent applicable, the Company will include, in the executive compensation discussion of future filings, disclosure explaining the subjective factors Mr. Saylor considered and how they impacted the size of the Angel.com option awards granted to Messrs. Klein and Thede.

* * *

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

The Company has sought to address the staff’s comment with respect to this filing in the response contained herein and therefore has not filed an amendment to the Form 10-K or the Proxy Statement.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (703) 714-1079.

Very truly yours,

/s/ Douglas K. Thede
Douglas K. Thede
Executive Vice President, Finance &
Chief Financial Officer